October 21, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Attention: Barbara C. Jacobs

Re:	Bottomline Technologies (de), Inc.

Registration Statement on Form S-3

Filed on September 13, 2005

File No. 333-128295

Ladies and Gentlemen:

Set forth below is a response to the comment regarding the Registration Statement on Form S-3 (the “Registration Statement”) filed on September 13, 2005 by Bottomline Technologies (de), Inc. (“Bottomline”) provided to Bottomline in a letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated September 28, 2005 (the “Letter”). The response is keyed to the numbering of the comment, and to the heading used, in the Letter.

General

Comment No. 1

Please be advised that all of the information required by Form 10-K, including the Part III information, must be filed before the registration statement can be declared effective. Please refer to telephone interpretation H.6 of our July 1997 Manual of Publicly Available Telephone Interpretations, which is publicly available on our website.

Response to Comment No. 1

Bottomline acknowledges the Staff’s comment that all of the information required by Form 10-K, including the Part III information, must be filed before the Registration Statement can be declared effective. Bottomline advises the Staff that, on October 20, 2005, Bottomline filed a definitive proxy statement (the “Proxy Statement”) related to Bottomline’s annual meeting of stockholders. The Proxy Statement contains the information required by Items 10, 11, 12, 13 and 14 of Part III of Form 10-K (except for certain information required by Item 10 of Form 10-K previously included in

Bottomline’s Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended June 30, 2005, filed with the SEC on September 12, 2005). The information required by Items 10, 11, 12, 13 and 14 of Part III of Form 10-K and contained in the Proxy Statement has been incorporated by reference into the Form 10-K.

Bottomline believes that it has responded fully to the Staff’s comment. If you have any further questions, please do not hesitate to contact the undersigned at (603) 436-0700.

Sincerely,

/s/ Kevin Donovan

Kevin Donovan

Chief Financial Officer

cc: Joseph Mullen, Chief Executive Officer